================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                         PACKAGING DYNAMICS CORPORATION
                         ------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    695160101
                                 --------------
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 24, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Common Stock reported herein is 5,106,046, which constitutes approximately 48.3% of the shares outstanding. All ownership percentages set forth herein assume that there are 10,578,064 shares outstanding.

================================================================================

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  2

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Packaging Investors, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,985,561(1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,985,561(1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,723,030 (1),(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

-----------------
(1) Power is exercised by its sole general partner, Group III 31, L.L.C. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, L.P. ("Packaging Investors").

(2) See Item 6 of the Schedule 13D. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS, L.L.C. ("DCBS") and CB Investors, L.L.C. ("CB") and 833,333 shares of Common Stock beneficially owned by Mr. Gaby A. Ajram ("Mr. Ajram" or "Ajram") over which he has sole voting power. The DCBS and CB Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging Investors. By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. The Ajram Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of, a member of the board of directors of the Company and the election of Mr. Ajram and such designated member by Packaging Investors by all shares of the Company's Common Stock held by Mr. Ajram and Packaging Investors. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of
     Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram. The Reporting Persons are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  3

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Group III 31, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        3,985,561(1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   3,985,561(1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,723,030 (1)(2)(3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

-----------------
(1)  Solely in its capacity as sole general partner of Packaging Investors.

(2)  Power is  exercised  through its  president  and sole  member,  J. Taylor
     Crandall.

(3) See Item 6 of the Schedule 13D. Includes 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB and 833,333 shares of Common Stock beneficially owned by Mr. Ajram over which he has sole voting power. The DCBS and CB Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging Investors. By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. The Ajram Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of, a member of the board of directors of the Company and the election of Mr. Ajram and such designated member by Packaging Investors by all shares of the Company's Common Stock held by Mr. Ajram and Packaging Investors. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of
     Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram. The Reporting Persons are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  4

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         J. Taylor Crandall
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        4,023,793 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   4,023,793 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,761,262 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         54.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

-----------------
(1) Solely in his capacity as sole member of Group VI 31, L.L.C., the sole member of Capital GenPar, L.L.C., the sole general partner of Capital Partnership, L.P., with respect to 36,144 shares of the Common Stock and solely in its capacity as sole member of Group III 31, L.L.C., the sole general partner of Packaging Investors, with respect to 3,985,561 shares of the Common Stock.

(2) Solely in his capacity as (1) sole member of Group VI 31, L.L.C., the sole member of Capital GenPar, L.L.C., the sole general partner of Capital Partnership with respect to 36,144 shares of the Common Stock and
     (2) sole member of Group III 31, L.L.C., the sole general partner of Packaging Investors with respect to 4,889,697 shares of the Common Stock (including 3,985,561 shares of Common Stock beneficially owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB over which DCBS and CB have sole voting power) and 833,333 shares of Common Stock beneficially owned by Ajram over which he has sole voting power. By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group with Mr. Ajram within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram. The Reporting Persons are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  5

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Group Holdings, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        138 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   138 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         138 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         less than 0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

-----------------

(1)  Power is exercised through its sole stockholder, Keystone Group, L.P.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  6

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Capital Partnership, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        36,144 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   36,144 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         36,144 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

-----------------
(1)  Power is exercised by its sole general partner, Group VI 31, L.L.C.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  7

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Capital GenPar, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        36,144 (1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   36,144 (1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         36,144 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

-----------------

(1)  Solely in its capacity as sole general partner of Capital Partnership, L.P.

(2)  Power is exercised by its sole member, Group VI 31, L.L.C.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  8

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Group VI 31, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        36,144 (1)(2)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   36,144 (1)(2)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         36,144 (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO

--------------------------------------------------------------------------------

-----------------

(1)  Solely in its capacity as sole general partner of Capital Partnership, L.P.

(2)  Power is  exercised  through its  president  and sole  member,  J. Taylor
     Crandall.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE  9

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Keystone Group, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        196,959 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   196,959 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         196,959 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

-----------------
(1) Power is exercised through its managing general partner, Keystone MGP, LLC. Solely in its capacity as sole stockholder of Group Holdings, Inc. with respect to 138 shares of the Common Stock.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 10

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Keystone MGP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        196,959 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   196,959 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         196,959 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

-----------------
(1) Power is exercised through its president and sole member, Robert M. Bass. Solely in its capacity as managing general partner of Keystone Group, L.P.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 11

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Robert M. Bass
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         USA
--------------------------------------------------------------------------------
                       7.     SOLE VOTING POWER:        248,920 (1)
NUMBER OF
UNITS                 ----------------------------------------------------------
BENEFICIALLY           8.     SHARED VOTING POWER:      -0-
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING              9.     SOLE DISPOSITIVE POWER:   248,920 (1)
PERSON
WITH                  ----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER: -0-

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         248,920 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------

-----------------
(1) Solely in his capacity as president and sole director of Keystone, Inc. with respect to 196,821 shares of Common Stock and solely in his capacity as president and sole director of Keystone, the sole stockholder of Group Holdings, Inc., with respect to 138 shares of Common Stock.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 12


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 10, 2002, as amended by Amendment No. 1 dated September 14, 2004 (as amended, "the
Schedule 13D") relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Packaging Dynamics Corporation (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

1.       SECURITY AND ISSUER.

         No material change

2.       IDENTITY AND BACKGROUND.

(a) The first paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

"This Schedule 13D is being filed on behalf of Packaging Investors, L.P., a Delaware limited liability partnership ("Packaging Investors"), Group III 31, L.L.C., a Delaware limited liability company ("Group III"), J. Taylor Crandall, an individual ("Crandall"), Group Holdings, Inc., a Delaware corporation ("Group Holdings"), Capital Partnership, L.P., a Delaware limited partnership ("Capital Partnership"), Capital GenPar, L.L.C., a Delaware limited liability company ("Capital GenPar"), Group VI 31, L.L.C., a Delaware limited liability company ("Group VI"), Keystone Group, L.P., a Delaware limited partnership ("Keystone"), Keystone MGP, LLC, a Delaware limited liability company ("Keystone MGP") and Robert M. Bass, an individual ("Bass"). Packaging Investors, Group III, Crandall, Group Holdings, Capital Partnership, Capital GenPar, Group VI, Keystone, Keystone MGP and Bass are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists."

(b) and (c).      Items  2(b) and (c) are  hereby  amended and restated in their entirety as follows:

"(i) Packaging Investors is a Delaware limited partnership, the principal business of which is to own an equity interest in the Company. The principal business address of Packaging Investors is c/o Group III 31, L.L.C., 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Group III is the sole general partner of Packaging Investors

(ii) Group III is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group III. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group III is as follows:

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 13

NAME                       RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------          -----------------------------          ----------------------------------
Crandall                   201 Main Street, Suite 3100            Vice President and Chief Operating
                           Fort Worth, Texas 76102                Officer of Keystone MGP

W.R. Cotham                201 Main Street, Suite 2600            Vice President/Controller of Bass
                           Fort Worth, Texas 76102                Enterprises Production Co. ("BEPCO")

Gary W. Reese              201 Main Street, Suite 2600            Treasurer of BEPCO
                           Fort Worth, Texas 76102

BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling, and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

(iii) The principal occupation of Crandall is Vice President and Chief Operating Officer of Keystone, Inc. The principal business address of Crandall is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

(iv) Group Holdings, Inc. is a Delaware corporation, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group Holdings, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Keystone is the sole stockholder of Group Holdings. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Holdings is as follows:

NAME                       RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------          -----------------------------          ----------------------------------
Robert M. Bass             201 Main Street, Suite 3100            President of Keystone MGP
                           Fort Worth, Texas 76102

Crandall                   See above.                             See above.

W.R. Cotham                See above.                             See above.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 14


(v) Capital Partnership, L.P. is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital Partnership, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Capital GenPar is the sole general partner of Capital Partnership.

(vi) Capital GenPar, L.L.C. is a Delaware limited liability company, the principal business of which is serving as the general partner of Capital
Partnership. The principal business address of Capital GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Group VI is the sole member of Capital GenPar. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Capital GenPar is as follows:

NAME                       RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------          -----------------------------          ----------------------------------
Crandall                   See above.                             See above.

W. R. Cotham               See above.                             See above.

Gary W. Reese              See above.                             See above.


(vii) Group VI is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of Group VI, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group VI. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group VI is as follows:

NAME                       RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------          -----------------------------          ----------------------------------
Crandall                   See above.                             See above.

W. R. Cotham               See above.                             See above.

Gary W. Reese              See above.                             See above.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 15


(viii) Keystone is a Delaware limited partnership, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co.), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Keystone MGP is the managing general partner of Keystone.

(ix) Keystone MGP is a Delaware limited liability company, the principal business of which is to act as the managing general partner of Keystone. The principal business address of Keystone MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to
Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone MGP is as follows:

NAME                       RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------          -----------------------------          ----------------------------------
Robert M. Bass             See above.                             See above.

Crandall                   See above.                             See above.

Stratton Heath             201 Main Street, Suite 3100            Vice President, Treasurer &
                           Fort Worth, Texas 76102                Chief Financial Officer of
                                                                  Keystone MGP

W.R.Cotham                 See above.                             See above.


(x) The principal occupation of Bass is president of Keystone MGP. His principal business address, which also serves as his principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102."

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

4.       PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by the addition of the following:

         "On February 24, 2006, Thilmany, L.L.C., a Delaware limited liability company ("Thilmany"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a subsidiary of Thilmany will merge with and into the Company with the Company as the surviving corporation (the "Merger"). On that same date, Packaging Investors entered into a Voting Agreement (the "Voting Agreement") thereby agreeing to cause 3,985,561

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 16


shares of Common Stock (the "Covered Shares") to be voted in favor of the Merger, the Merger Agreement and transactions contemplated by the Merger Agreement. The Merger Agreement and the Voting Agreement are exhibits to this
Schedule 13D and are incorporated into this Item 4 by reference. The descriptions herein of such documents are qualified in their entirety by reference to such documents. See Item 6 for further information."

5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)      Item 5(a) is hereby amended and restated in its entirety as follows:

(i)      "PACKAGING INVESTORS

The aggregate number of shares of Common Stock that Packaging Investors may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 5,723,030, which constitute approximately 54.1% of the outstanding shares of Common Stock. This amount consists of 3,985,561 shares of Common Stock directly owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS, L.L.C. ("DCBS") and CB Investors, L.L.C. ("CB") (over which Packaging Investors may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors), and 833,333 shares of Common Stock beneficially owned by Ajram (over which Packaging Investors may be deemed to have voting power with respect to the election of a director proposed by Packaging Investors).

By virtue of a stockholders agreement among the Company, DCBS, CB and Packaging Investors, dated as of July 1, 2002 (the "DCBS and CB Stockholders Agreement"), the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. Packaging Investors disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

(ii)     GROUP III

Because of its position as the sole general partner of Packaging Investors, Group III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,723,030 shares of Common Stock, which constitute approximately 54.1% of the outstanding shares of Common Stock. This amount consists of 3,985,561 shares of Common Stock directly owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB (over which Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors), and 833,333 shares of Common Stock beneficially owned by Ajram (over which Group III, as the sole general partner of Packaging Investors, may be deemed to have voting power with respect to the election of a director proposed by Packaging Investors).

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 17


By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. Group III disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

(iii)    CRANDALL

Because of his position as (1) sole member of Group III, the sole general partner of Packaging Investors, with respect to 5,723,030 shares of Common Stock, and (2) sole member of Group VI, the sole member of Capital GenPar, the sole general partner of Capital Partnership with respect to 36,144 shares of Common Stock, and because of his individual ownership of 2,088 shares of Common Stock, pursuant to Section 13(d)(3) of the Act, Crandall may be deemed to be the beneficial owner of 5,761,262 shares of Common Stock, which constitute approximately 54.5% of the outstanding shares of Common Stock.

The 5,723,030 shares of Common Stock over which Crandall may be deemed to have beneficial ownership, as sole member of Group III, the sole general partner of Packaging Investors, consists of 3,985,561 shares of Common Stock directly owned by Packaging Investors, an aggregate of 904,136 shares of Common Stock beneficially owned by DCBS and CB (over which Crandall, the sole member of Group III, the sole general partner of Packaging Investors Group, may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors), and 833,333 shares of Common Stock beneficially owned by Ajram (over which Crandall, the sole member of Group III, the sole general partner of Packaging Investors Group, may be deemed to have voting power with respect to the election of directors proposed by Packaging Investors).

By virtue of the DCBS and CB Stockholders Agreement, the Reporting Persons may be deemed to be a group with DCBS and CB within the meaning of Section 13(d)(3) of the Act, and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by DCBS and CB. By virtue of the Ajram Registration Rights Agreement, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with Mr. Ajram and, as a result, may be deemed to have beneficial ownership of the Common Stock beneficially owned by Mr. Ajram. Crandall disclaims beneficial ownership of the shares of Common Stock beneficially owned by DCBS and CB and the shares of Common Stock beneficially owned by Mr. Ajram.

(iv)     GROUP HOLDINGS

The aggregate number of shares of Common Stock that Group Holdings owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 138, which constitute less than 0.1% of the outstanding shares of Common Stock.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 18


(v)      CAPITAL PARTNERSHIP

The aggregate number of shares of Common Stock that Capital Partnership owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 36,144, which constitute approximately 0.3% of the outstanding shares of Common Stock.

(vi)     CAPITAL GENPAR

Because of its position as the sole general partner of Capital Partnership, Capital GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,144 shares of Common Stock, which constitute approximately 0.3% of the outstanding shares of Common Stock.

(vii)    GROUP VI

Because of its position as the sole member of Capital Par, the sole general partner of Capital Partnership, Group VI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,144 shares of Common Stock, which constitute approximately 0.3% of the outstanding shares of Common Stock.

(viii)   KEYSTONE

The aggregate number of shares of Common Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act is 196,959 (including 138 shares of Common Stock because of its position as sole stockholder of Group Holdings), which constitutes approximately 1.9% of the outstanding shares of Common Stock.

(ix)     KEYSTONE MGP

Because of its position as the managing general partner of Keystone, Keystone MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 196,959 shares of Common Stock, which constitutes approximately 1.9% of the outstanding shares of Common Stock.

(x)      BASS

Because of his position as president and sole member of Keystone MGP, the managing general partner of Keystone, the sole stockholder of Group Holdings, and because of his individual ownership of 51,961 shares of Common Stock, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 248,920 shares of Common Stock, which constitute approximately 2.4% of the outstanding shares of Common Stock."

(b)  Item 5(b) is hereby amended and restated in its entirety as follows:

"(i)     PACKAGING INVESTORS

Packaging Investors has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,985,561 shares of Common Stock.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 19


(ii)     GROUP III

As the sole general partner of Packaging Investors, Group III has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,985,561 shares of Common Stock.

(iii)    CRANDALL

Because of his position as sole member of Group III, the sole general partner of Packaging Investors, with respect to 3,985,561 shares of Common Stock and sole member of Group VI, the sole general member of Capital GenPar, the sole general partner of Capital Partnership with respect to 36,144 shares of Common Stock and because of his individual ownership of 2,088 shares of Common Stock, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,023,793 shares of Common Stock.

(iv)     GROUP HOLDINGS

Group Holdings has sole power to vote or to direct the vote and to dispose or to direct the disposition of 138 shares of Common Stock.

(v)      CAPITAL PARTNERSHIP

Capital Partnership has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

(vi)     CAPITAL GENPAR

Because of its position as sole general partner of Capital Partnership, Capital GenPar has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

(vii)    GROUP VI

Because of its position as sole member of Capital GenPar, the sole general partner of Capital Partnership, Group VI has sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,144 shares of Common Stock.

(viii)   KEYSTONE

Acting through Bass, the president and sole member of Keystone MGP, the managing general partner of Keystone, Keystone has sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,959 shares of Common Stock (including 138 shares in its capacity as sole stockholder of Group Holdings).

(ix)     KEYSTONE MGP

Acting through Bass, its president and sole member, Keystone MGP has sole power to vote or to direct the vote and to dispose or to direct the disposition of 196,959 shares of Common Stock (including 138 shares beneficially owned by Keystone, the sole stockholder of Group Holdings).

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 20


(x)      BASS

Because of his position as president and sole member of Keystone MGP, the managing general partner of Keystone, with respect to 196,959 shares (including 138 shares beneficially owned by Keystone, the sole stockholder of Group Holdings) and because of his individual ownership of 51,961 shares of Common Stock, Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 248,920 shares of Common Stock."

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by the addition of the following:

         "As discussed in Item 4 above, Packaging Investors entered into the Voting Agreement thereby agreeing to cause the Covered Shares to be voted in favor of the Merger, the Merger Agreement and transactions contemplated by the Merger Agreement. The Merger Agreement and the Voting Agreement are exhibits to this Schedule 13D, and are incorporated into this Item 6 by reference. The descriptions herein of such documents are qualified in their entirety by reference to such documents.

         Under the Voting Agreement, Packaging Investors has also agreed to cause the Covered Shares to be voted against any merger, business combination, tender offer, reorganization or similar transaction other than the Merger. During the term of the Voting Agreement, Packaging Investors will not, without prior written consent of Thilmany, (i) grant proxies or enter into any other voting agreements or arrangements with respect to any of the Covered Shares or
(ii) sell, pledge, assign or otherwise dispose of any of the Covered Shares. The Voting Agreement will terminate upon the earlier of (i) the effective time of the Merger (the "Effective Time"), (ii) the termination of the Merger Agreement or (iii) written notice of termination of the Merger Agreement by the termination date set forth therein to Packaging Investors. The Voting Agreement also will terminate if the Merger Agreement is amended or otherwise modified so as to reduce or change the form of the Merger Consideration (as defined in the Merger Agreement) or if the Effective Time has not occurred by September 30, 2006."

7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    --   Voting  Agreement,  dated as of February  24,  2006,  between
                  Packaging   Investors,   L.P.  and  Thilmany,   L.L.C,  filed
                  herewith.

Exhibit 2    --   Agreement and Plan of Merger,  dated as of February 24, 2006, by and among Thilmany,  L.L.C.,  KTHP  Acquisition,  Inc. and
                  Packaging Dynamics Corporation, filed herewith.

Exhibit 3    --   Joint  Filing  Agreement  pursuant  to Rule  13d-1(k)(1)(iii)
                  among the Reporting Persons, filed herewith.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 21


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 27, 2006


                                   PACKAGING INVESTORS, L.P.

                                   By:  GROUP III 31, L.L.C.,
                                        general partner


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   GROUP III 31, L.L.C.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY
                                   As Attorney-in-Fact for
                                   J. TAYLOR CRANDALL (1)


                                   GROUP HOLDINGS, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   CAPITAL PARTNERSHIP, L.P.

                                   By:  CAPITAL GENPAR, L.L.C,
                                        general partner

                                   By:  GROUP VI 31, L.L.C.,
                                        sole member

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 22



                                   CAPITAL GENPAR, L.L.C,

                                   By:  GROUP VI 31, L.L.C.,
                                        sole member


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   GROUP VI 31, L.L.C.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   KEYSTONE GROUP, L.P.

                                   By:  KEYSTONE MGP, LLC,
                                        Managing General Partner


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   KEYSTONE MGP, LLC


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President



                                       /s/ Kevin G. Levy
                                       ----------------------------------------
                                       KEVIN G. LEVY
                                       As Attorney-in-Fact for:
                                       ROBERT M. BASS (1)


------------------------
1 Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

CUSIP NO.  695160101               SCHEDULE 13D                         PAGE 23


                                  EXHIBIT INDEX

                                   DESCRIPTION

Exhibit 1    --   Voting  Agreement,  dated as of February  24,  2006,  between
                  Packaging   Investors,   L.P.  and  Thilmany,   L.L.C,  filed
                  herewith.

Exhibit 2    --   Agreement and Plan of Merger,  dated as of February 24, 2006, by and among Thilmany,  L.L.C.,  KTHP  Acquisition,  Inc. and
                  Packaging Dynamics Corporation, filed herewith.

Exhibit 3    --   Joint  Filing  Agreement  pursuant  to Rule  13d-1(k)(1)(iii)
                  among the Reporting Persons, filed herewith.